                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                             Riverside Group, Inc.
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                  769 135 104
                                 (CUSIP Number)

                                 Gary M. Goltz
                           Imagine Investments, Inc.
                   8150 North Central Expressway, Suite 1901
                              Dallas, Texas 75206
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                October 5, 1998
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(v)(3) or (4), check the following box [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see, the Notes).

CUSIP No. 769 135 104
--------------------------------------------------------------------------------
     1)  Names of Reporting Person's I.R.S. Identification Nos. of Above
         Persons (entities only)     James M. Fail

--------------------------------------------------------------------------------
     2)  Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)  [_]
         (b)  [_]
--------------------------------------------------------------------------------
     3)  SEC Use Only
--------------------------------------------------------------------------------
     4)  Source of Funds (See Instructions)  WC

--------------------------------------------------------------------------------
     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
     6)  Citizenship or Place of Organization   Texas

--------------------------------------------------------------------------------

   Number of           (7)  Sole Voting Power         --
    Shares           -----------------------------------------------------------
 Beneficially          (8)  Shared Voting Power       520,000
 Owned by Each       -----------------------------------------------------------
Reporting Person       (9)  Sole Dispositive Power    --
     With            -----------------------------------------------------------
                       (10) Shared Dispositive Power  520,000

--------------------------------------------------------------------------------

     11)  Aggregate Amount Beneficially Owned by Each Reporting Person   0

--------------------------------------------------------------------------------
     12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]

--------------------------------------------------------------------------------
     13)  Percent of Class Represented by Amount in Row (11)   0%

--------------------------------------------------------------------------------
     14)  Type of Reporting Person (See Instructions)    IN

--------------------------------------------------------------------------------

CUSIP No. 769 135 104
--------------------------------------------------------------------------------
     1)  Names of Reporting Person's I.R.S. Identification Nos. of Above
         Persons (entities only)     James M. Fail Living Trust

--------------------------------------------------------------------------------
     2)  Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)  [_]
         (b)  [_]
--------------------------------------------------------------------------------
     3)  SEC Use Only
--------------------------------------------------------------------------------
     4)  Source of Funds (See Instructions)  WC

--------------------------------------------------------------------------------
     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
     6)  Citizenship or Place of Organization   Alaska

--------------------------------------------------------------------------------

   Number of           (7)  Sole Voting Power         --
    Shares           -----------------------------------------------------------
 Beneficially          (8)  Shared Voting Power       520,000
 Owned by Each       -----------------------------------------------------------
Reporting Person       (9)  Sole Dispositive Power    --
     With            -----------------------------------------------------------
                       (10) Shared Dispositive Power  520,000

--------------------------------------------------------------------------------

     11)  Aggregate Amount Beneficially Owned by Each Reporting Person   0

--------------------------------------------------------------------------------
     12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]
--------------------------------------------------------------------------------
     13)  Percent of Class Represented by Amount in Row (11)   0%

--------------------------------------------------------------------------------
     14)  Type of Reporting Person (See Instructions)    00

--------------------------------------------------------------------------------

CUSIP No. 769 135 104
--------------------------------------------------------------------------------
     1)  Names of Reporting Person's I.R.S. Identification Nos. of Above
         Persons (entities only)     Stone Holdings, Inc.
                                     75-2681508

--------------------------------------------------------------------------------
     2)  Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)  [_]
         (b)  [_]
--------------------------------------------------------------------------------
     3)  SEC Use Only
--------------------------------------------------------------------------------
     4)  Source of Funds (See Instructions)  WC

--------------------------------------------------------------------------------
     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
     6)  Citizenship or Place of Organization   Delaware

--------------------------------------------------------------------------------

   Number of           (7)  Sole Voting Power         --
    Shares           -----------------------------------------------------------
 Beneficially          (8)  Shared Voting Power       520,000
 Owned by Each       -----------------------------------------------------------
Reporting Person       (9)  Sole Dispositive Power    --
     With            -----------------------------------------------------------
                       (10) Shared Dispositive Power  520,000

--------------------------------------------------------------------------------

     11)  Aggregate Amount Beneficially Owned by Each Reporting Person   0

--------------------------------------------------------------------------------
     12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]
--------------------------------------------------------------------------------
     13)  Percent of Class Represented by Amount in Row (11)   0%

--------------------------------------------------------------------------------
     14)  Type of Reporting Person (See Instructions)    HC

--------------------------------------------------------------------------------

CUSIP No. 769 135 104
--------------------------------------------------------------------------------
     1)  Names of Reporting Person's I.R.S. Identification Nos. of Above
         Persons (entities only)     Imagine Investments, Inc.
                                     75-270944

--------------------------------------------------------------------------------
     2)  Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)  [_]
         (b)  [_]
--------------------------------------------------------------------------------
     3)  SEC Use Only
--------------------------------------------------------------------------------
     4)  Source of Funds (See Instructions)  WC

--------------------------------------------------------------------------------
     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
     6)  Citizenship or Place of Organization   Delaware

--------------------------------------------------------------------------------

   Number of           (7)  Sole Voting Power         --
    Shares           -----------------------------------------------------------
 Beneficially          (8)  Shared Voting Power       520,000
 Owned by Each       -----------------------------------------------------------
Reporting Person       (9)  Sole Dispositive Power    --
     With            -----------------------------------------------------------
                       (10) Shared Dispositive Power  520,000

--------------------------------------------------------------------------------

     11)  Aggregate Amount Beneficially Owned by Each Reporting Person   0

--------------------------------------------------------------------------------
     12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]
--------------------------------------------------------------------------------
     13)  Percent of Class Represented by Amount in Row (11)   0%

--------------------------------------------------------------------------------
     14)  Type of Reporting Person (See Instructions)    CO

--------------------------------------------------------------------------------

                                  SCHEDULE 13D


Item 1.  Security and Issuer

      This statement relates to the common stock, par value $ .01 per share (the "Shares"), of Riverside Group, Inc. (the "Corporation"), which is located at 7800 Belfort Parkway, Jacksonville, Florida 32256.

Item 2.  Identity and Background

      This statement is filed by Imagine Investments, Inc., a Delaware corporation, which is located at 8150 North Central Expressway, Suite 1901, Dallas, Texas 75206. Imagine Investments, Inc. is a wholly-owned subsidiary of Stone Investments, Inc., a wholly-owned subsidiary of Stone Capital, Inc., a wholly-owned subsidiary of Stone Holdings, Inc., which is wholly owned by the James M. Fail Living Trust dated December 18, 1996, which is exclusively controlled by James M. Fail. All of these parties (the "Reporting Persons") share the above address. For information required by instruction C to Schedule 13D with respect to the executive officers and directors of the foregoing corporations (collectively, "Covered Persons"), please see Schedule I annexed hereto and incorporated herein by reference. The corporations do not engage in any business activity other than holding the common stock of their subsidiaries. During the last five years, none of these Reporting Persons or the Covered Persons have been convicted in a criminal proceeding. During the last five years, none of these parties have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding a violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration:

      The working capital of Imagine Investments, Inc. was used in making the purchase.

Item 4.  Purpose of Transaction:

      The transaction is solely for investment purposes.

Item 5.  Interest in Securities of the Issuer:

     (a) Imagine Investments, Inc. is the direct beneficial owner of 520,000 Shares, or approximately 9.8% of the Shares outstanding on October 5, 1998. By virtue of the relationships described under Item 2 of this statement, each of the other Reporting Persons may be deemed to share indirect beneficial ownership of the Shares directly beneficially owned by Imagine Investments, Inc.

     (b) Imagine Investments, Inc. has the direct power to vote and direct the disposition of the Shares held by it. By virtue of the relationships described in Item 2, each of the Reporting Persons may be deemed to share the indirect power to vote and direct the disposition of the Shares.

     (c) Not applicable.

     (d) Imagine Investments, Inc. has the power to receive and the right to direct the proceeds from the sale of the Shares held by it.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understanding or Relationships With Respect to Securities of the Issuer:

         See Section A on page 1 of Exhibit A and Sections B.3 and B.4 on Page 4 of Exhibit A and Section 5.03 of Exhibit E.

Item 7.  Material to be Filed as Exhibits:

         A  Letter Agreement of Imagine Investments, Inc.*
         B  Term Promissory Note*
         C  Unconditional Guarantee Agreement*
         D  Stock Pledge Agreement*
         E  Stock Purchase Agreement

     *Pursuant to Item 101(a)(2)(ii) of Regulation S-T, such exhibits are not required to be refiled with this filing.

                                   SIGNATURE

     After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                      /s/ James M. Fail
                                    -----------------------------------------
                                    James M. Fail
                                    Date: October 15, 1998


                                    James M. Fail Living Trust


                                    By:   /s/ James M. Fail
                                       --------------------------------------
                                    Its: Trustee
                                        -------------------------------------
                                    Date: October 15, 1998

                              Stone Holdings, Inc.


                              By: /s/ James M. Fail
                                 -------------------------------------
                              Its: Chief Executive Officer
                                  ------------------------------------
                              Date: October 15, 1998


                              Imagine Investments, Inc.


                              By: /s/ Robert T. Shaw
                                 -------------------------------------
                              Its:  President
                                  ------------------------------------
                              Date: October 15, 1998

                                  SCHEDULE I

  Following are the executive officers and directors of all the corporate entities:

Stone Holdings, Inc.


Name                  Address                       Office
----                  -------                       ------
James M. Fail         1901 Sixth Avenue North       Director, Chairman of the Board,
                      Ste. 1550                     Chief Executive Officer
                      Birmingham, AL 35203

Harry T. Carneal      8150 N. Central Expressway    Director, President, Secretary,
                      Ste. 1901                     Treasurer
                      Dallas, TX 75206

Kathryn Fail Smith    4160 N. 49th Way              Director, Vice President
                      Phoenix, AZ 85018

Robert I. Boykin      26 Bridal Path Lane           Director, Vice President
                      Snowmass, CO 81615


Stone Capital, Inc.


Name                  Address                       Office
----                  -------                       ------
James M. Fail         1901 Sixth Avenue North       Director, Chairman of the Board,
                      Ste. 1550                     Executive Committee
                      Birmingham, AL 35203

Harry T. Carneal      8150 N. Central Expressway    Director, Chief Executive Officer,
                      Ste. 1901                     President, Treasurer, Secretary,
                      Dallas, TX 75206              Executive Committee

Kathryn Fail Smith    4160 N. 49th Way              Director, Assistant Secretary
                      Phoenix, AZ 85018

Robert I. Boykin      26 Bridal Path Lane           Director, Assistant Treasurer
                      Snowmass, CO 81615

R. Brad Oates         8150 N. Central Expressway    Executive Vice President
                      Ste. 1900
                      Dallas, TX 75206

Stone Investments, Inc.
-----------------------


Name                  Address                        Office
----                  -------                        ------

James M. Fail         1901 Sixth Avenue North        Director, Chairman of the Board
                      Ste. 1550
                      Birmingham, AL 35203

Harry T. Carneal      8150 N. Central Expressway     Director, President, Treasurer
                      Ste. 1901
                      Dallas, TX 75206

R. Brad Oates         8150 N. Central Expressway     Director, Executive Vice President
                      Ste. 1900
                      Dallas, TX 75206


Imagine Investments, Inc.
-------------------------


Name                  Address                        Office
----                  -------                        ------

James M. Fail         1901 Sixth Avenue North        Director
                      Ste. 1550
                      Birmingham, AL 35203

Harry T. Carneal      8150 N. Central Expressway     Director
                      Ste. 1901
                      Dallas, TX 75206

Robert T. Shaw        8150 N. Central Expressway     Director, President
                      Ste. 1900
                      Dallas, TX 75206


                                      -2-